SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company (issuer))

WILLIAM LYON

(Name of 14d-1 and 13e-3 Filing Person (offeror))

WILLIAM H. LYON

THE WILLIAM HARWELL LYON 1987 TRUST

THE WILLIAM HARWELL LYON SEPARATE PROPERTY TRUST

(Name of 13e-3 Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

William Lyon

c/o William Lyon Homes

4490 Von Karman Avenue

Newport Beach, California 92660

(949) 833-3600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing persons)

copy to:

David A. Krinsky, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(949) 760-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$458,663,000	$49,077

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of William Lyon Homes, a Delaware corporation (“Lyon Homes”), other than the shares owned by William Lyon, Chairman of the Board and Chief Executive Officer of Lyon Homes, at a purchase price of $100.00 per share, net to the seller in cash. As of February 28, 2006, there were 8,652,067 shares of common stock outstanding, of which 4,115,437 shares are owned by William Lyon. As of February 28, 2006, there were 50,000 options to acquire outstanding shares of common stock. As a result, this calculation assumes the purchase of 4,586,630 shares.

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**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$49,077	Filing Party:	William Lyon (14d-1 and 13e-3 filing person) William H. Lyon The William Harwell Lyon 1987 Trust The William Harwell Lyon Separate Property Trust (13e-3 filing persons)
Form or Registration No.:	005-61509	Date Filed:	April 10, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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This Amendment No. 6 (“Amendment No. 6”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the “Schedule TO”) filed on March 17, 2006, as amended on March 20, 2006, March 21, 2006, March 22, 2006, April 10, 2006 and April 12, 2006, by William Lyon (the “Offeror”), Chairman and Chief Executive Officer of William Lyon Homes, a Delaware corporation (“Lyon Homes”). This Amendment No. 6 relates to the amended offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Lyon Homes not owned by the Offeror, at a purchase price of $100.00 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 2006, as amended by amendments to the Schedule TO (the “Offer to Purchase”), and the related (original) blue Letter of Transmittal, as amended and supplemented by the Supplement dated April 10, 2006 (the “Supplement”) to the Offer to Purchase and the related revised (purple) Letter of Transmittal (which, as amended or supplemented from time to time, collectively together constitute the “Amended Offer”).

The information set forth in the Offer to Purchase and the Supplement, including all schedules thereto, is hereby incorporated by reference in response to items 1 through 11 and 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEMS 1, 4 AND 6.

Items 1, 4 and 6 are hereby amended and supplemented by adding the following thereto:

“On April 25, 2006, the Offeror issued a press release announcing the extension of the expiration date of the Offer to Friday, April 28, 2006, midnight, New York City time and that he will waive the 90% condition. The full text of the press release is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.”

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The section entitled “The Amended Offer—Section 9. Source and Amount of Funds” in the Supplement is hereby amended and supplemented by adding the following:

“On April 23, 2006, the Offeror and Lehman Brothers entered into a second amended and restated Commitment Letter (the “Second Amended Commitment Letter”) pursuant to which, among other things, the parties agreed that the Offeror could make multiple drawings under the Term Loan at such times as the Offeror and Lehman Brothers may agree (rather than funding the Term Loan in a single draw on the closing date). The parties further agreed to extend to May 3, 2006 the deadline for the negotiation, execution and delivery of definitive documentation with respect to the Term Loan satisfactory to Lehman Brothers and its counsel.

This summary of the Second Amended Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Second Amended Commitment Letter, which is filed as Exhibit (b)(2) hereto and which is incorporated herein by reference, and to any further documents or instruments that the Offeror may enter into in connection with the Term Loan.”

ITEM 11. ADDITIONAL INFORMATION.

The section entitled “The Offer—Section 13. Certain Legal Matters” in the Offer to Purchase is hereby amended and supplemented by adding the following:

“On April 10, 2006, the parties to the consolidated Delaware action executed a Memorandum of Understanding (the “Memorandum”) reflecting their agreement to settle the class claims asserted in the Delaware action subject to approval of the Delaware Court. As contemplated by the Memorandum, on April 18, 2006, the parties to the Delaware action submitted to the Court a stipulation for conditional certification of the class for purposes of the settlement. Also pursuant to the Memorandum, the Special Committee and its financial advisor, Morgan Stanley, have produced certain documents to the plaintiffs, and on April 18, 2006, plaintiffs took the deposition of the Chair of the Special Committee. On April 19, 2006, plaintiffs took the deposition of a representative of Morgan Stanley.

In the California action, plaintiff, on April 20, 2006, requested the Court to issue a temporary restraining order, enjoining completion of the Amended Offer pending further order of the Court. The Court, after argument, denied plaintiff’s request.”

ITEM 12. EXHIBITS.

Exhibit	Description

Exhibit (a)(5)(E)	Text of Press Release issued April 24, 2006

Exhibit (b)(2)	Amended Commitment Letter dated April 23, 2006 between Lehman Brothers Inc., Lehman Commercial Paper Inc. and William Lyon.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

ITEMS 6, 7 AND 8.

Items 6, 7 and 8 are hereby amended and supplemented by adding the following thereto.

“Because the Offeror is no longer conditioning the Amended Offer on the Offeror, together with the Trusts, owning 90% of the Shares upon consummation of the Amended Offer, it is possible that the Offeror will not be able to effect a short-form merger immediately following consummation of the Amended Offer. The Offeror remains interested, however, in acquiring all Shares of William Lyon Homes not owned by him or the Trusts as soon as practicable. If the Offeror, together with the Trusts, does not own at least 90% of the outstanding Shares following consummation of the Amended Offer, the Offeror may seek to accomplish the acquisition of the remaining Shares through a long-form merger. However, if the Offeror seeks to effect a long-form merger with Lyon Homes, this process could take some time, and the Offeror could face obstacles in his efforts to do so. For example, there can be no assurance that the board of Lyon Homes or the Special Committee will approve a long-form merger at the Amended Offer Price or at any other price. Also, the settlement entered into by the parties to the stockholder litigation in Delaware is presently conditioned on both the completion of the Amended Offer and the consummation of the Merger, and unless the parties otherwise agree, may become null and void if the Merger is not consummated.

For the reasons set forth in “Special Factors—Section 3. Position of the Offeror, William H. Lyon and the Trusts Regarding the Fairness of the Amended Offer and the Merger” in the Supplement, and in light of the Offeror’s current intention to acquire all Shares of Lyon Homes not owned by him or the Trusts as soon as practicable, the Offeror, William H. Lyon and the Trusts continue to believe that the Amended Offer is fair to the unaffiliated stockholders of Lyon Homes, even if the Amended Offer is consummated without the 90% condition being satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2006

WILLIAM LYON

/s/ WILLIAM LYON

After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated: April 24, 2006

WILLIAM H. LYON

/s/ WILLIAM H. LYON

THE WILLIAM HARWELL LYON 1987 TRUST

By:	/s/ RICHARD M. SHERMAN, JR.
Richard M. Sherman, Jr., Trustee

THE WILLIAM HARWELL LYON SEPARATE PROPERTY TRUST

By:	/s/ RICHARD M. SHERMAN, JR.
Richard M. Sherman, Jr., Trustee